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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IOMEGA CORPORATION
(Name of Subject Company (Issuer))

Emerge Merger Corporation
and
EMC Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.03-1/3 per share
(Title of Class of Securities)

462030305
(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748
(508) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

        Copy to:
Alan B. Kalin, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California, 94303
(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$228,179,140	$8,968

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 59,267,309 shares of common stock, par value $0.03-1/3 per share, of Iomega Corporation outstanding on a fully diluted basis, consisting of: (a) 54,769,820 shares of common stock issued and outstanding, and (b) 4,497,489 shares of common stock subject to issuance upon the exercise of outstanding stock options, and (ii) the tender offer price of $3.85 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930, and was previously paid in connection with the initial filing of the Schedule TO on April 24, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO and Amendment No. 1 to Schedule TO (as amended, the "Schedule TO") filed by Emerge Merger Corporation and EMC Corporation with the Securities and Exchange Commission on April 24, 2008 and April 25, 2008, respectively. The Schedule TO relates to the offer by Emerge Merger Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of EMC Corporation, a Massachusetts corporation ("EMC"), to purchase all outstanding shares of common stock, par value $0.03-1/3 per share (the "Shares"), of Iomega Corporation, a Delaware corporation ("Iomega"), at a price of $3.85 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were annexed to and previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and EMC.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. All of the information set forth in the Offer to Purchase and the other exhibits to the Schedule TO are incorporated by reference herein in response to all the items of this Amendment. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5) On May 8, 2008, a purported shareholder of Iomega filed a complaint seeking certification for a class action lawsuit in the Superior Court of the State of California, County of Vista—North County, docketed as Fievel Gottlieb v. Stephen David, Jonathan Huberman, John Nolan, Margaret Hardin, Dan Maurer, Reynolds Bish, Iomega Corporation, Emerge Merger Corporation and EMC Corporation, Case No. 37-2008-00054149 CUMCNC (the "Gottlieb Action") against Iomega, each of its directors, EMC and Purchaser. The Gottlieb Action purports to be brought individually and on behalf of all public stockholders of Iomega. The Gottlieb Action alleges that Iomega director defendants breached their fiduciary duties to Iomega's shareholders in connection with the Offer and that EMC aided and abetted such alleged breach of the Iomega director defendants' fiduciary duties. Based on these allegations, the Gottlieb Action seeks, among other relief, declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding recissory damages, directing that the defendants account to plaintiff and other members of the class for all damages as a result of a breach of their fiduciary duties to the purported shareholder and other members of the class, awarding plaintiff the costs of the Gottlieb Action including a reasonable allowance for plaintiff's attorneys and experts' fees, and granting plaintiff and other members of the class such further relief as the court deems just and proper. The purported shareholder also filed an expedited proceedings motion, seeking to proceed with discovery on an expedited basis.

        A copy of the complaint for the Gottlieb Action is attached hereto as Exhibit (a)(5)(b) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5)(b) to this Schedule TO.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(b)	Complaint filed on May 8, 2008 in the Superior Court of the State of California, County of Vista—North County

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMC Corporation
By:	/s/ PAUL T. DACIER Name: Paul T. Dacier Title: Executive Vice President and General Counsel
Emerge Merger Corporation
By:	/s/ PAUL T. DACIER Name: Paul T. Dacier Title: President

Dated: May 13, 2008

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated April 24, 2008*
(a)(1)(B)†	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)†	Form of Notice of Guaranteed Delivery*
(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)†	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)†	Text of press release issued by EMC and Iomega, dated April 8, 2008 (incorporated by reference to Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on April 8, 2008)
(a)(1)(G)†	Form of summary advertisement, published April 24, 2008
(a)(5)(a)†	Text of press release issued by EMC and Iomega, dated April 25, 2008, announcing the commencement of the Offer
(a)(5)(b)	Complaint filed on May 8, 2008 in the Superior Court of the State of California, County of Vista—North County
(b)	Not applicable
(d)(1)†
Agreement and Plan of Merger, dated as of April 8, 2008, by and among EMC, Purchaser and Iomega (incorporated by reference to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2008)
(d)(2)†	Confidentiality Agreement, dated as of March 19, 2008, by and between EMC and Iomega
(d)(3)†
Form of Tender and Voting Agreement, dated as of April 8, 2008, by and between Purchaser and each of Jonathan Huberman, Stephen David, Reynolds Bish, Preston Romm, Thomas Kampfer, John Nolan, Daniel Maurer and Margaret Hardin
(d)(4)†	Letter Agreement, dated April 8, 2008, by and between EMC and Jonathan S. Huberman
(d)(5)†	Letter Agreement, dated April 8, 2008, by and between EMC and Thomas D. Kampfer
(d)(6)†	Form of Non-Competition Agreement, dated as of April 8, 2008, by and between EMC, Iomega and each of Jonathan S. Huberman and Thomas D. Kampfer
(g)	Not applicable
(h)	Not applicable

*
Documents mailed to Iomega stockholders.

†
Previously filed on the Schedule TO

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SIGNATURE
EXHIBIT INDEX